Exhibit 99.1
Innoviz Announces Operational Realignment to Expand Cash Runway
and Optimize Path Towards Profitability and Free Cash Flow

•	Realignment actions to be implemented during the first quarter of 2024 and are expected to reduce cash outlays by $22-24 million on an annualized basis

•
Savings expected to be derived primarily from the transition of the InnovizOne program to series production and concentration of future investments on the InnovizTwo sensor and perception software suite

Tel Aviv, ISRAEL – January 31, 2024 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today announced a strategic realignment of its operations to expand the Company’s cash runway and optimize its path towards profitability and free cash flow generation. The realignment is expected to deliver strategic cost savings from a combination of reduced costs following the transition of InnovizOne into series production and the concentration of future investments on the InnovizTwo sensor and software platform. As a result of the strategic realignment actions, the Company’s headcount will be reduced by approximately 13%.

“Innoviz is at an important point in its growth trajectory,” said Omer Keilaf, Innoviz Co-Founder and CEO.  “The Company is in a market capture window that has the potential to determine the market share of the LiDAR industry for the next decade or more. Today’s actions are the result of a thoughtful process to optimize the Company’s cost structure, increase our competitive positioning, and extend our cash runway through the expected remainder of the market capture window. Looking ahead, we remain confident in our ability to achieve our long-term goals and become a market leader in automotive LiDAR.”

Transitioning InnovizOne into Series Production

Since 2021, Innoviz has simultaneously funded the development of two production path programs – the InnovizOne and InnovizTwo LiDAR sensor and perception software suites. With the InnovizOne program now successfully transitioned from the development phase into full series production, the Company will eliminate duplicative cost structures and significantly reduce its spending on InnovizOne development, while reinvesting a portion of the savings into the InnovizTwo sensor and perception software platform. All quoting and bidding activity in the Company’s RFI and RFQ pipeline will now be focused on the InnovizTwo platform.

Concentrating Investments on the InnovizTwo Sensor and Perception Software Platform

The Company is reducing its investments in initiatives that have meaningful upfront cash outlays and lengthy time horizons before achieving commercialization and securing sizeable series production volumes. These initiatives include the Minimum Risk Maneuver (MRM) software solution and the InnovizCore AI compute module, along with other previously unannounced initiatives.

Going forward, investment activity will be more concentrated on the InnovizTwo sensor and software platform and commercializing it for series production awards with the world’s largest automotive OEMs. The Company believes that focusing on applications with the broadest market fit will yield a better return profile and optimize its path towards profitability and free cash flow generation. Innoviz is deeply focused on leveraging the strengths of the InnovizTwo platform to win additional series production awards from its robust customer pipeline.

Projected Financial Benefits

As a result of the strategic realignment actions, Innoviz plans to decrease its employee headcount by approximately 13% and expects to reduce its 2024 planned cash outlays by $22-24 million on an annualized basis. Cash savings are expected to begin in the first quarter of 2024 with run rate savings expected to be achieved by the end of the second quarter of 2024.  Cash costs associated with the strategic actions are expected to be minimal.

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz.tech.com.

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Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, the operational realignment and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the war and evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.